SeeQC, Inc.

150 Clearbrook Road, Suite 170

Elmsford, New York 10523

August 28, 2026

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	SeeQC, Inc. (the “Company”) Request to Withdraw Registration Statement on Form S-4 (File No. 333-296251) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SeeQC, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-4 (File No. 333-296251) (the “Registration Statement”), initially filed with the Commission on May 26, 2026 and amended on June 17, 2026, together with all exhibits thereto, with such request to be approved effective as of the date hereof. The Registration Statement was declared effective by the Commission on June 30, 2026, and no securities have been sold thereunder.

The Registration Statement registered the offering of shares of the Registrant’s common stock to be issued in connection with a proposed business combination (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of January 16, 2026 (the “Merger Agreement”), by and among the Registrant, Allegro Merger Corp., a Delaware corporation (“Allegro”), and SEEQC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Registrant (“Merger Sub”). Effective as of August 25, 2026, the Registrant, Allegro and Merger Sub mutually agreed to terminate the Merger Agreement and the Merger has now been abandoned. Accordingly, the Registrant will not proceed with the proposed offering of its common stock in connection with the Merger. Because the proposed offering of the securities registered under the Registration Statement will not occur, the Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. The Registrant, however, respectfully requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Registrant proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) promulgated under the Securities Act.

We appreciate your assistance, and should you have any questions regarding this matter or need any additional information, please contact the Registrant’s legal counsel, Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783.

Very truly yours,

SeeQC, Inc.

By:	/s/ John Levy
	Name:	John Levy
	Title:	Chief Executive Officer